# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Air Water Ventures Ltd, CIK 0002092314
CUSIP: G0180H107
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 3, Kizad KLP FZ, Kizad, PO Box 109214, Abu Dhabi, United Arab Emirates (C0), 000000
Date of event which requires filing of this statement: 08/14/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002156219

## Reporting persons
- Tau Capital Holding Ltd: type of reporting person: other (OO); citizenship or place of organization: United Arab Emirates (C0); sole voting power 0; shared voting power 10,289,173; sole dispositive power 0; shared dispositive power 10,289,173; aggregate amount beneficially owned 10,289,173 (31.5% of the class)
  Comment: The share number reported in rows 6, 8, and 9 consists of (i) 9,225,699 Ordinary Shares, (ii) 531,737 Ordinary Shares issuable upon conversion of 6,327.542 Series A Preferred Shares of the Issuer at the initial conversion price, and (iii) 531,737 Ordinary Shares issuable upon exercise of a Series A Investor Warrant of the Issuer at the initial exercise price.
- Mollica Andrea: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); sole voting power 1,113,729; shared voting power 10,289,173; sole dispositive power 1,113,729; shared dispositive power 10,289,173; aggregate amount beneficially owned 11,402,902 (34.9% of the class)
  Comment: The share number reported in rows 6 and 8 consists of (i) 9,225,699 Ordinary Shares, (ii) 531,737 Ordinary Shares issuable upon conversion of 6,327.542 Series A Preferred Shares of the Issuer at the initial conversion price, and (iii) 531,737 Ordinary Shares issuable upon exercise of a Series A Investor Warrant of the Issuer at the initial exercise price.
- William Murray: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 1,113,729; shared voting power 10,289,173; sole dispositive power 1,113,729; shared dispositive power 10,289,173; aggregate amount beneficially owned 11,402,902 (34.9% of the class)
  Comment: The share number reported in rows 6 and 8 consists of (i) 9,225,699 Ordinary Shares, (ii) 531,737 Ordinary Shares issuable upon conversion of 6,327.542 Series A Preferred Shares of the Issuer at the initial conversion price, and (iii) 531,737 Ordinary Shares issuable upon exercise of a Series A Investor Warrant of the Issuer at the initial exercise price.

## Item 1. Issuer
Name of issuer: Air Water Ventures Ltd
Address of issuer's principal executive offices: Unit 3, Kizad KLP FZ, Kizad, PO Box 109214, Abu Dhabi, United Arab Emirates, 000000

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Tau Capital Holding Limited ("Tau Capital"); (ii) Andrea Mollica; and (iii) William Murray. The foregoing are collectively referred to herein as the "Reporting Persons."

Each Reporting Person holds securities of the Issuer. Messrs. Mollica and Murray are the general partners of Tau Capital.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is Al Sila Tower, Level 25, Unit 36, ADGM, Abu Dhabi, UAE.
Citizenship: Tau Capital is a limited liability company organized and existing under the laws of the Abu Dhabi Global Market. Mr. Mollica is a citizen of Italy. Mr. Murray is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Information in Row 9 of the respective cover pages of the Reporting Persons is incorporated into this Item 4(a) by reference.

Messrs. Mollica and Murray each disclaims beneficial ownership of all Ordinary Shares included in this report held of record by Tau Capital, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Percent of class:
Information in Row 11 of the respective cover pages of the Reporting Persons is incorporated into this Item 4(b) by reference.

The percentages are based on 31,639,439 Ordinary Shares outstanding as of September 9, 2026, as reported in the Issuer's registration statement on Form F-1 filed on September 11, 2026.
Sole power to vote or to direct the vote:
Tau Capital 0
Andrea Mollica 1,113,729
William Murray 1,113,729
Shared power to vote or to direct the vote: 10,289,173 for all Reporting Persons
Sole power to dispose or to direct the disposition:
Tau Capital 0
Andrea Mollica 1,113,729
William Murray 1,113,729
Shared power to dispose or to direct the disposition: 10,289,173 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
1 - Joint Filing Agreement

## Signatures
- Tau Capital Holding Ltd: Andrea Mollica, Andrea Mollica / Director (11/03/2026)
- Mollica Andrea: Andrea Mollica, Andrea Mollica / Individual (11/03/2026)
- William Murray: William Murray, William Murray / Individual (11/03/2026)